

July 8, 2021

Alex K. Grab
General Counsel
Brilliant Earth Group, Inc.
26 O'Farrell Street, 10th Floor
San Francisco, CA 94108

      Re: Brilliant Earth Group, Inc.
          Confidential Draft Registration Statement on Form S-1
          Submitted June 11, 2021
          CIK 0001866757

Dear Mr. Grab:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Confidential Draft Registration Statement on Form S-1 submitted June 11, 2021

General

1. Please disclose the total economic value of the payments under the Tax Receivable Agreement. Because it appears that you use Adjusted EBITDA as a significant metric for measuring your financial performance and because this measure does not account for a reduction in a deferred tax asset, please describe the impact the arrangement has on the business's total enterprise value and, consequently, the price of the securities you will be offering in the IPO. The discussion of the Tax Receivable Agreement and the redirection of cash flows to the pre-IPO owners should be given more prominence in your prospectus than is currently present. While the disclosure on pages 61-64 is descriptive, the TRA is a key financial arrangement that will materially impact your liquidity and should be

featured as a principal topic in the prospectus. Because the arrangement could be considered a windfall for the pre-IPO owners, your disclosure should adequately and prominently address the fact that the agreement confers significant economic benefits to the TRA Participants and redirects cash flows to them at the expense of public shareholders.

Dilution, page 87

2. Please disclose how the numbers and percentages in the table on page 88 would change assuming the exercise of all outstanding options and warrants.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 106

3. We note your disclosures regarding the factors to which you attribute the fluctuations in income statement line items. In addition to discussing the reasons for the change, as appropriate please revise your disclosures to also quantify the change resulting from each of the factors noted.

4. We note your discussion of gross profit on page 109 and your reference to improvements in that measure being offset by higher cost of sales in the reported periods. To the extent possible, please revise the discussion to quantify the impact of the factors that impacted your gross profit both positively and negatively during the reported periods, including the components of cost of sales you currently reference. Separately quantify and discuss each material factor, rather than netting them. Refer to FR-72.

Sourcing and Supply Chain, page 130

5. Please clarify the nature of your arrangements with your suppliers and manufacturing partners, including how pricing is determined, given that your disclosure indicates you typically do not enter into long-term contracts.

Brilliant Earth Group, Inc
Report of Independent Registered Public Accounting Firm, page F-2

6. Please have your registered public accounting firm revise its report to indicate that the firm conducted its audits in accordance with the "standards of the Public Company Accounting Oversight Board (United States)." The reference in the report to the "auditing" standards of the Public Company Accounting Oversight Board is not consistent with the requirements of PCAOB AS3101.

Brilliant Earth, LLC
Report of Independent Registered Public Accounting Firm, page F-5

7. Please have your registered public accounting firm revise its report to indicate that the firm conducted its audits in accordance with the "standards of the Public Company

Accounting Oversight Board (United States)." The reference in the report to the "auditing" standards of the Public Company Accounting Oversight Board is not consistent with the requirements of PCAOB AS3101.

Exhibits

8.   Please file as exhibits the executive compensation arrangements mentioned on page 145.

You may contact Effie Simpson at 202-551-3346 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at 202-551-3641 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing